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PRESS RELEASE
CONTACTS AT PUBLICIS GROUPE:
PIERRE BENAICH, INVESTOR RELATIONS                             +33 1 4443 6500
EVE MAGNANT, CORPORATE COMMUNICATIONS                          +33 1 4443 7025


                     PUBLICIS GROUPE THIRD QUARTER REVENUES
                   GROWTH INCREASES WITH PICK-UP IN US, ASIA;
                           MARGIN OBJECTIVES CONFIRMED

HIGHLIGHTS AT THIRD QUARTER, 2003:

     O    ORGANIC GROWTH : +2%

     O SIGNIFICANT GROWTH IN NORTH AMERICA AND ASIA, WITH SIGNS OF RECOVERY IN LATIN AMERICA

     O    NET NEW BUSINESS HITS $600 MILLION

MARGIN OBJECTIVES CONFIRMED

Paris, November 13, 2003--CONSOLIDATED REVENUES OF PUBLICIS GROUPE REACHED 2.79 BILLION EUROS AT SEPT 30, 2003, COMPARED TO 1.77 BILLION EUROS DURING THE SAME PERIOD LAST YEAR, AN INCREASE OF 58 PER CENT. THE STRONG INCREASE IS DUE TO THE CONSOLIDATION OF REVENUES OF BCOM3 ACQUIRED AT THE END OF SEPTEMBER, 2002.

ORGANIC REVENUE GROWTH (AT CONSTANT EXCHANGE RATES AND SCOPE OF CONSOLIDATION) GREW BY 0.8 PER CENT DURING THE FIRST NINE MONTHS OF THIS YEAR. THE PACE OF ORGANIC REVENUE GROWTH IS ACCELERATING. ORGANIC GROWTH DURING THE THIRD QUARTER WAS +2 PER CENT. IT WAS AT +1.6 PER CENT DURING THE SECOND QUARTER AND HAD BEEN AT NEGATIVE 1.2 PER CENT DURING THE FIRST QUARTER OF THE YEAR.

In addition to new business won, Publicis Groupe effectively benefited from the improvement in the global advertising market, powered by the recovery evident for the past several months in North America and in the Asia-Pacific region. There are also encouraging signs in the European market, with relative improvement in Spain and of stabilisation in Germany, although the European marketplace as a whole remains in negative in terms of organic growth, notably in France.

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In Latin America, the noticeable improvement in several markets during the third quarter made up for a decrease in Brazil.

PUBLICIS CEO MAURICE LEVY COMMENTED:

<< DURING THE THIRD QUARTER, THE GLOBAL ADVERTISING MARKET CONTINUED TO IMPROVE,
THANKS TO CONFIRMED GROWTH IN NORTH AMERICA, IN THE ASIA-PACIFIC REGION, AND THROUGH A SLIGHT RECOVERY IN LATIN AMERICA. ON THE OTHER HAND, THE SITUATION IN EUROPE REMAINS A CONCERN AND, IF THE GERMAN MARKET SEEMS TO BE STABILIZING, SEVERAL SIGNIFICANT EUROPEAN MARKETS STILL REMAIN DIFFICULT. THE YEAR 2003 SHOULD NEVERTHELESS PROVIDE US WITH THE FIRST YEAR OF GROWTH IN THE ADVERTISING MARKET FOR THREE YEARS. >>

<< FOR 2004, THE SIMPLE CONTINUATION OF CURRENT TRENDS, SUPPORTED BY THE U.S.
PRESIDENTIAL ELECTION AND THE POSITIVE EFFECTS OF MAJOR SPORTS EVENTS (THE OLYMPIC GAMES AND THE EURO 2004 SOCCER CHAMPIONSHIP) SHOULD CREATE CONDITIONS FOR A GOOD ADVERTISING YEAR. ON THE OTHER HAND, THERE IS CONTINUING UNCERTAINTY AS TO THE IMPORTANCE AND TIMING OF THE EUROPEAN RECOVERY. >>

<< THIS OUTLOOK SHOULD HELP PUBLICIS GROUPE, GIVEN ITS STRUCTURAL ADVANTAGES :
MORE THAN 60 PER CENT OF ITS REVENUES ARE GENERATED OUTSIDE OF EUROPE AND 77 PER CENT OF ITS REVENUES ARE CONCENTRATED ON ADVERTISING AND MEDIA, WITH A PORTFOLIO OF CLIENTS FEATURING THE LEADERS IN THEIR NATIONAL AND INTERNATIONAL MARKETS. IT'S ALSO IMPORTANT TO NOTE THAT PUBLICIS GROUPE WILL START THE YEAR 2004 AFTER A GOOD YEAR OF NEW BUSINESS WON. WE CONFIRM THAT, BARRING ANY UNEXPECTED EVENT, WE SHOULD BE ABLE TO ACHIEVE 15 PER CENT IN OPERATING MARGIN FOR THE SECOND HALF OF 2003. OUR AMBITION IS TO ACHIEVE 15 PER CENT OPERATING MARGIN FOR THE WHOLE OF 2004. >>

REVENUES AT SEPTEMBER 30, 2003 BY GEOGRAPHIC REGION:

------------------- ------------ --------- --------------
                    IN MILLIONS  ORGANIC      TOTAL
                     OF EUROS     GROWTH      GROWTH
------------------- ------------ --------- --------------
Europe                 1,079      -3.6%       +37.6%
------------------- ------------ --------- --------------
North America          1,290      +2.6%       +70.5%
------------------- ------------ --------- --------------
Asia-Pacific             264      +9.8%       +91.1%
------------------- ------------ --------- --------------
Latin America            106      +1.5%       +79.1%
------------------- ------------ --------- --------------
Other regions             49      +9.1%       +89.0%
=================== ============ ========= ==============
TOTAL                  2,788      +0.8%       +58.0%
------------------- ------------ --------- --------------

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THIRD QUARTER REVENUES BY GEOGRAPHIC REGION:

--------------------- ------------ --------- -----------
                      In millions   Organic    Total
                       of euros      growth    growth
--------------------- ------------ --------- -----------
Europe                     345       -3.3%     +35.7%
--------------------- ------------ --------- -----------
North America              426       +4.1%     +66.9%
--------------------- ------------ --------- -----------
Asia-Pacific                92       +9.9%     +80.9%
--------------------- ------------ --------- -----------
Latin America               39       +7.9%     +77.6%
--------------------- ------------ --------- -----------
Other regions               16       +8.5%    +101.9%
===================== ============ ========= ===========
Total                      918       +2.0%     +55.8%
------------------------------ -------------------------

BILLINGS:

Consolidated billings for Publicis Groupe at September 30, 2003 reached 22.9 BILLION EUROS, compared to 14.6 billion euros for the same period of 2002, AN INCREASE OF 57 PER CENT. This growth is due to the integration of the activities of the former Bcom3 group.

NEW BUSINESS:

In the third quarter of 2003, Publicis Groupe experienced once again strong activity in winning new business. The amount of net new business won by all networks of the Groupe in the third quarter rose to $600 million (515 million euros), This figure includes the loss of the global Philips account and of Carrefour in France. THIS BRINGS TO $2.7 BILLION (2.3 BILLION EUROS) THE TOTAL NET NEW BUSINESS WON DURING THE FIRST THREE QUARTERS OF THE YEAR, OF WHICH NEARLY 60 PER CENT IS IN ADVERTISING.

Highlights of new business won during the third quarter:

PUBLICIS WORLDWIDE:

Minute Maid worldwide (outside of the US), Canada Post and Hitachi in Canada, Sara Lee / Deli/Meat/Cheeses in the US, Deutsche Telekom (Corporate) in Germany, Fortis (Corporate) in the Netherlands and L'Oreal/Garnier in India.

LEO BURNETT:

Canon in Australia, Mobinil in Egypt, McDonald's in Indonesia, Petronas Dagang in Malaysia and Uni/President in Taiwan.

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SAATCHI & SAATCHI:

The International Olympic Committee worldwide (outside of the US), Emirates Airlines in Europe, Danone in Asia, several Toyota accounts in the U.S. including that of the New York Dealers' Association, Procter & Gamble/Pharmavite in the US, Deutsche Telekom/T-Com in Germany.

FALLON:

Subway globally, Simon Malls and David & Busters in the US, Citibank in Asia and Sony (concept retail store and QRIO) in Japan and in China.

KAPLAN THALER GROUP:

Pfizer/Zoloft in the US.

ZENITHOPTIMEDIA GROUP (MEDIA COUNSEL AND BUYING):

LVMH in Asia, Wyeth (ext.) in the US, Canada Post in Canada, Cadbury/Wedel in Poland, the Spanish government, JianLiBao in China, Procter & Gamble in Vietnam, Goodman Fielder in New Zealand, Westfield in Australia and Leapfrog in the UK.

STARCOM MEDIAVEST GROUP (MEDIA COUNSEL AND BUYING):

Procter & Gamble, Debitel and General Motors/Cadillac in Germany, Avon, British Telecom (extension), Scottish Power, Barclay Card in the UK, Tele2 in France, Ramenka in Russia, Cyfra Plus in Poland, Stivoro and British Telecom in the Netherlands.

SAMS (specialized agencies and marketing services):

     o    FRANKEL: Several Coca-Cola accounts as well as London Fog in the US.

     o MANNING SELVAGE AND LEE: extensions accounts with Procter & Gamble, Philips and Kraft.

                                * *
                                 *

PUBLICIS GROUPE (Euronext Paris: 13057, NYSE: PUB) is the world's fourth largest communications group, as well as world leader in media counsel and buying. Its activities span 109 countries on six continents.

Groupe activities cover ADVERTISING, through three autonomous global advertising networks: Leo Burnett Worldwide, Publicis Worldwide, Saatchi & Saatchi Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned; MEDIA COUNSEL AND BUYING through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; MARKETING SERVICES and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites:  www.publicis.com and www.finance.publicis.com
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